Exhibit 99.4

FORM OF UNDATED SUBORDINATED DEBT SECURITY

MEDIUM-TERM NOTES

REGISTERED GLOBAL SECURITY

THIS UNDATED SUBORDINATED DEBT SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE UNDATED SUBORDINATED DEBT SECURITIES INDENTURE HEREINAFTER REFERRED TO AND IS ISSUED TO AND DEPOSITED WITH, OR ON BEHALF OF, THE DEPOSITORY TRUST COMPANY (“DTC”) IN NEW YORK CITY AND REGISTERED IN THE NAME OF CEDE & CO. AS DTC’S NOMINEE PURSUANT TO THE UNDATED SUBORDINATED DEBT SECURITIES INDENTURE REFERRED TO ON THE REVERSE HEREOF.

UNLESS THIS UNDATED SUBORDINATED DEBT SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK 10005) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND THIS UNDATED SUBORDINATED DEBT SECURITY IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER ENTITY AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE RIGHTS OF THE HOLDER OF THIS UNDATED SUBORDINATED DEBT SECURITY ARE, TO THE EXTENT AND IN THE MANNER SET FORTH IN SECTION 12.1 OF THE UNDATED SUBORDINATED DEBT SECURITIES INDENTURE, SUBORDINATED TO THE CLAIMS OF THE SENIOR CREDITORS AND THE SENIOR SUBORDINATED CREDITORS, AND THIS UNDATED SUBORDINATED DEBT SECURITY IS ISSUED SUBJECT TO THE PROVISIONS OF THAT SECTION 12.1, AND THE HOLDER OF THIS UNDATED SUBORDINATED DEBT SECURITY, BY ACCEPTING THE SAME, AGREES TO AND SHALL BE BOUND BY SUCH PROVISIONS. THE PROVISIONS OF SECTION 12.1 OF THE UNDATED SUBORDINATED DEBT SECURITIES INDENTURE AND THE TERMS OF THIS PARAGRAPH SHALL BE GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF IRELAND.

[Insert final pricing supplement or terms sheet relevant to the issue of medium-term-notes issued as Undated Subordinated Debt Securities when in final form]

ALLIED IRISH BANKS, PUBLIC LIMITED COMPANY, a public limited company licensed as a bank incorporated and existing under the laws of Ireland and having its registered office at Bankcentre, Ballsbridge, Dublin 4, Ireland (the “Issuer,” which term includes any successor Person under the Undated Subordinated Debt Securities Indenture referred to on the reverse hereof), for value received, hereby promises to pay to Cede & Co., as nominee for The Depository Trust Company, or registered assigns, the Principal Amount specified on the face hereof, or the final redemption amount, if one is specified on the face hereof, in the payment currency in installments on the Installment Dates specified on the face hereof. In addition, the Issuer promises to pay interest, if any, on the Principal Amount specified on the face hereof from the original issue date specified on the face hereof, or from and including the most recent Payment Date for which interest has been paid or duly provided for to, but excluding the applicable Payment Date (as defined on the reverse hereof), if any, as the case may be, pursuant to the applicable provisions specified on the face hereof and in the Undated Subordinated Debt Securities Indenture referred to in the reverse hereof, until the principal hereof is paid or otherwise made available for payment in accordance with the Undated Subordinated Debt Securities Indenture. The first payment of interest on any Undated Subordinated Debt Security originally issued between a Regular Record Date for such Undated Subordinated Debt Security and the succeeding Payment Date may be made on the Payment Date following the next succeeding Regular Record Date; provided that: (i) no interest on this Undated Subordinated Debt Security will be due and payable on a Payment Date if the Issuer opts not to pay with respect to this Undated Subordinated Debt Security the interest accrued, if any, in the Interest Period ending the day immediately preceding such Payment Date; (ii) any such payments will be conditional upon the Solvency Condition (as defined below) being satisfied by the Issuer (whether or not in a winding-up); and (iii) the Issuer shall have no obligation to make any such payments on a Payment Date and any failure to pay shall not constitute an Event of Default or any other default by the Issuer for any purpose with respect to this Undated Subordinated Debt Security, all as more fully provided in the Undated Subordinated Debt Securities Indenture.

Any accrued interest not paid on a Payment Date together with any other interest not paid on any other Payment Date shall, so long as the same remains unpaid, constitute “Arrears of Interest”. Arrears of Interest, if any, may be paid at the option of the Issuer in whole or in part at any time on not less than seven (7) days’ notice to the Trustee. If notice is given by the Issuer of its intention to pay all or part of the Arrears of Interest on this Undated Subordinated Debt Security, the Issuer shall be obliged (subject to the Solvency Condition) to do so upon the expiration of such notice; provided, however, that all Arrears of Interest in respect of this Undated Subordinated Debt Security shall (subject to the Solvency Condition) become due and payable in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Issuer, (ii) the date fixed for any redemption of this Undated Subordinated Debt Security or (iii) the commencement of the winding-up of the Issuer. Where Arrears of Interest in respect of this Undated Subordinated Debt Security is paid in part, each part payment shall be in respect of the full amount of Arrears of Interest accrued relating to the Payment Date or consecutive Payments Dates in respect of this Undated Subordinated Debt Security furthest from the date of payment. All payments of principal (and premium, if any) and interest (including any Arrears of Interest) on or with respect to this Undated Subordinated Debt Security of any series will be conditional upon satisfaction of the Solvency Condition at the time of payment and immediately thereafter. If notice is given by the Issuer of its intention to pay all or part of the Arrears of Interest, the Issuer will be obliged (subject to the subordination provisions set forth in the Undated Subordinated Debt Securities Indenture) to make such payment upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Payment Date (or consecutive Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

The Issuer shall be obligated to make a Payment of accrued interest or Arrears of Interest on this Undated Subordinated Debt Security if on the applicable Payment Date a Capital Disqualification Event (as defined in the Undated Subordinated Debt Securities Indenture) has occurred and is continuing; provided, however, if the Issuer is simultaneously in breach of Applicable Regulatory Capital Requirements (as defined in the Undated Subordinated Debt Securities Indenture) on such Payment Date, the Issuer may elect not to make a Payment on this Undated Subordinated Debt Security.

“Interest Period” means the period from and including a Payment Date for this Undated Subordinated Debt Security (or, as the case may be, the issue date of this Undated Subordinated Debt Security) up to but excluding the next (or first) such Payment Date.

“Senior Creditors” means the creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer.

“Senior Subordinated Creditors,” which term shall include Holders of Dated Subordinated Debt Securities, means creditors of the Issuer whose claims against the Issuer are, or are expressed to be, subordinated (whether only in the event of the Issuer’s winding up or otherwise) to the claims of the Issuer’s depositors and other unsubordinated creditors but excluding the Issuer’s creditors whose claims rank, or are expressed to rank, equal or junior to the claims of Holders of the Issuer’s Undated Subordinated Debt Securities.

“Solvency Condition” means that, at the relevant time, the Issuer is solvent by virtue of (a) it being able to pay its debts to Senior Creditors and Senior Subordinated Creditors as they fall due, and (b) its Assets exceeding its Liabilities (other than Liabilities to persons who are not Senior Creditors or Senior Subordinated Creditors). For purposes of this definition, “Assets” means the total amount of the unconsolidated gross tangible assets of the Issuer, and “Liabilities” means the total amount of the unconsolidated gross liabilities of the Issuer, in each case as shown by the latest published audited balance sheet of the Issuer, but adjusted for contingencies and subsequent events, all valued in the manner as the Issuer’s directors, auditors or, if the Issuer is in winding-up in Ireland, the liquidator, or if the Issuer is in examinership under the Companies (Amendment) Act 1990 of Ireland, the Issuer’s examiner (as the case may be) may determine to be appropriate.

Except as provided below, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Undated Subordinated Debt Security denominated in a Foreign Currency will be made in U.S. dollars, as specified on the face hereof. If the Holder on the relevant Regular Record Date or at Maturity, as the case may be, wishes to receive payments in a Foreign Currency, the Holder shall transmit a written request for payment in such other currency to any Paying Agent with respect to the Undated Subordinated Debt Securities at its principal office on or prior to such Regular Record Date or the date fifteen (15) days prior to Maturity, as the case may be. Such request may be delivered by mail, by hand or by cable or any other form of facsimile transmission. Any such request made with respect to this Undated Subordinated Debt Security by a Holder will remain in effect with respect to any further payments of principal, and premium, if any, and interest and Arrears of Interest, if any, with respect to this Undated Subordinated Debt Security payable to such Holder, unless such request is revoked by written notice received by such Paying Agent on or prior to the relevant Regular Record Date or the date fifteen (15) days prior to Maturity (but no such revocation may be made with respect to payments made on any such Undated Subordinated Debt Security if an Event of Default (as defined in the Undated Subordinated Debt Securities Indenture) has occurred with respect thereto or upon the giving of a notice of redemption). Holders of Undated Subordinated Debt Securities denominated in a Foreign Currency whose Undated Subordinated Debt Securities are registered in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in a Foreign Currency may be made.

The Issuer will appoint and at all times maintain a Trustee authorized by the Issuer to pay the principal of (and premium, if any) and interest and Arrears of Interest, if any, on Undated Subordinated Debt Securities of this series on behalf of the Issuer and having an office or agency in New York City, where Undated Subordinated Debt Securities of this series may be presented or surrendered for payment and where notices, designations or requests in respect of payments with respect to Undated Subordinated Debt Securities of this series may be served. The Issuer has initially appointed The Bank of New York as such Trustee, with its principal office currently at The Bank of New York, Attention: Corporate Trust Administration, 101 Barclay Street, Floor 4E, New York, New York, 10286. The Issuer will give prompt written notice to the Trustee of any change in such appointment.

All payments on this Undated Subordinated Debt Security in U.S. dollars will be made by transfer of immediately available funds to an account of the Holder.

All payments on this Undated Subordinated Debt Security in a Foreign Currency will be made in the manner specified on the reverse hereof.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS UNDATED SUBORDINATED DEBT SECURITY SPECIFIED ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SPECIFIED AT THIS PLACE.

THIS GLOBAL UNDATED SUBORDINATED DEBT SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT

INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR IRELAND.

In the event of any conflict between the provisions stated herein, or the provisions incorporated herein by reference and/or the provisions specified on the face hereof, the provisions specified on the face hereof will prevail.

Terms used in this Undated Subordinated Debt Security and not defined herein shall have the meaning assigned to them in the Undated Subordinated Debt Securities Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee, directly or through an Authenticating Agent, by manual or facsimile signature of an authorized signatory, this Undated Subordinated Debt Security shall not be entitled to any benefit under the Undated Subordinated Debt Securities Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

Dated:	ALLIED IRISH BANKS, PUBLIC LIMITED COMPANY

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Undated Subordinated Debt Securities of the series designated in and issued under the Undated Subordinated Debt Securities Indenture described herein as Undated Subordinated Medium-Term Notes.

Dated:

The Bank of New York, as Trustee

By:

Authorized Signatory

[If this Certificate of Authentication is executed by an Authenticating Agent the following is deemed inserted:

By:

As Authenticating Agent]

REVERSE OF REGISTERED UNDATED SUBORDINATED DEBT SECURITY

ALLIED IRISH BANKS, PUBLIC LIMITED COMPANY

UNDATED SUBORDINATED DEBT SECURITY

MEDIUM-TERM NOTES

This Global Security is one of a duly authorized issue of Undated Subordinated Debt Securities of the Issuer (the “Undated Subordinated Debt Securities”), issued and to be issued in one or more series under the Undated Subordinated Debt Securities Indenture dated as of June 2, 2008 (the “Undated Subordinated Debt Securities Indenture”) between Allied Irish Banks, public limited company (the “Issuer”), and The Bank of New York, a New York banking corporation, as Trustee (the “Trustee,” which term includes any successor to such Trustee under the Undated Subordinated Debt Securities Indenture), to which Undated Subordinated Debt Securities Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Trustee and the Holders of the Undated Subordinated Debt Securities and of the terms upon which the Undated Subordinated Debt Securities are, and are to be, authenticated and delivered. References herein and on the face hereof to “Undated Subordinated Debt Security” and related terms shall be a reference to the series of Undated Subordinated Debt Securities designated by the Issuer as its “Medium-Term Notes.”

The Issuer’s Medium-Term Notes issued under the Undated Subordinated Debt Securities Indenture, the Senior Debt Securities Indenture between the Issuer and the Trustee dated as of June 2, 2008 and the Dated Subordinated Debt Securities Indenture between the Issuer and the Trustee dated as of June 2, 2008 may be issued from time to time in an aggregate principal amount of up to U.S.$15,000,000,000 outstanding at any time (including, in the case of Debt Securities denominated in one or more Foreign Currencies, the equivalent thereof at the Market Exchange Rate in the payment currency on the original issue date); provided that such amount may be reducted by or pursuant to the action of the Board of Directors of the Issuer but no such reduction will affect any Debt Security already issued or as to which an offer to purchase has been accepted by the Issuer. The foregoing limits, however, may be increased by the Issuer without the consent of the Holders.

For so long as any Undated Subordinated Debt Securities are represented by a Global Security, each person or entity (a “Person”) who is for the time being shown in the records of DTC, Euroclear or Clearstream, Luxembourg, as the case may be, as the owner of a beneficial interest in such Undated Subordinated Debt Securities (in which regard any certificate or other document issued by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, as to the beneficial interest in Undated Subordinated Debt Securities standing to the account of any Person shall, in the absence of manifest error, be conclusive and binding for all purposes) shall be treated by the Issuer, the Trustee and any Paying Agent as a Holder of such beneficial interest in such Global Security. Notwithstanding the foregoing or anything contained in this Undated Subordinated Debt Security or the Undated Subordinated Debt Securities Indenture to the contrary, so long as any Undated Subordinated Debt Security is represented by a Global Security and such Global Security is held on behalf of DTC or any other clearing system or its nominee, such clearing system or its nominee will be considered the sole Holder of the Undated Subordinated Debt Securities represented by the applicable Global Security for all purposes hereunder and under the Undated Subordinated Debt Securities, including, without limitation, obtaining consents and waivers thereunder, and neither the Trustee nor the Issuer shall be affected by any notice to the contrary. For purposes of the foregoing, the Issuer, the Trustee and each Paying Agent shall consider and shall be protected in considering any action taken by DTC, Euroclear or Clearstream, Luxembourg, with respect to any portion of or all of such Global Security as authorized by the Holders of beneficial interests thereof.

At all times as any Undated Subordinated Debt Securities are outstanding under the Undated Subordinated Debt Securities Indenture, the Trustee shall have the sole responsibility for reconciling the aggregate amount of indebtedness evidenced by the issued and outstanding Undated Subordinated Debt Securities as evidenced by the Global Securities.

Subject to applicable provisions of law and the face of this Undated Subordinated Debt Security, this Undated Subordinated Debt Security shall be subject to the following provisions as applicable:

Fixed Rate Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a Fixed Rate Undated Subordinated Medium-Term Note, unless otherwise specified above, it will bear interest from its original issue date at the fixed rate or rates per annum specified on the face hereof. Interest may be payable on each Payment Date and at Maturity, if any. “Maturity,” when used with respect to any Undated Subordinated Debt Security, means the date, if any, on which the principal of such Undated Subordinated Debt Security or an installment of principal becomes due and payable as therein or herein provided, whether or by call for redemption, winding-up of the Issuer or otherwise. Unless otherwise specified on the face hereof, interest on Fixed Rate Undated Subordinated Medium-Term Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If this Undated Subordinated Debt Security is a Fixed Rate Undated Subordinated Medium-Term Note, unless otherwise specified above, interest on this Undated Subordinated Debt Security will be payable semi-annually in arrears on such dates as are specified on the face hereof (each, a “Payment Date “ with respect to such Fixed Rate Undated Subordinated Medium-Term Note) and on Maturity, if any. The Regular Record Dates with respect to such Fixed Rate Undated Subordinated Medium-Term Notes will be the fifteenth day (whether or not a Business Day) next preceding each Payment Date or Maturity, if any, as the case may be.

If any Payment Date or the date of Maturity, if any, of a Fixed Rate Undated Subordinated Debt Medium-Term Note falls on a day that is not a Business Day, the related payment of principal, premium, if any, and interest, if any, with respect to such Undated Subordinated Debt Security will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Payment Date or the date of Maturity, if any, as the case may be, to the date of such payment on the next succeeding Business Day.

Unless otherwise specified on the face hereof, interest on Fixed Rate Undated Subordinated Medium-Term Notes denominated in U.S. dollars with maturities of one year or less will be computed on the basis of the actual number of days in the year divided by 360.

Unless otherwise specified on the face hereof, interest on Fixed Rate Undated Subordinated Medium-Term Notes denominated in a Foreign Currency will be computed on the basis of the “Actual/Actual (ICMA)” Fixed Day Count Convention.

“Actual/Actual (ICMA)” Fixed Day Count Convention means:

(a)	in the case of Fixed Rate Undated Subordinated Medium-Term Notes where the number of days in the relevant period from and including the most recent Payment Date (or, if none, from and including the interest commencement date, which unless otherwise specified shall be the original issue date) to but excluding the relevant payment date (the “Accrual Period”) is equal to or shorter than the Determination Period (as defined below) during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year; or

(b)	in the case of Fixed Rate Undated Subordinated Medium-Term Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1)	the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year; and

(2)	the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year.

“Determination Period” means the period from and including a Determination Date to but excluding the next Determination Date (including, where either the interest commencement date or the final Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

“Determination Date” means each date specified on the face hereof or, if none is specified, each Payment Date .

Floating Rate Undated Subordinated Medium-Term Notes

General

If this Undated Subordinated Debt Security is a Floating Rate Undated Subordinated Medium-Term Note, the face of this Undated Subordinated Debt Security will specify whether the related Floating Rate Undated Subordinated Debt Securities will bear interest determined by reference to one or more reference rates and/or an interest rate formula.

Interest on Floating Rate Undated Subordinated Medium-Term Notes will be determined by reference to the applicable Interest Rate Basis or Bases (as defined below), which may, as described below, include:

•	the CD Rate;

•	the CMT Rate;

•	the Commercial Paper Rate;

•	the Eleventh District Cost of Funds Rate;

•	EURIBOR;

•	the Federal Funds Rate;

•	LIBOR;

•	the Prime Rate;

•	the Treasury Rate; or

such other Interest Rate Basis or Bases or interest rate formula as may be specified on the face hereof.

If this Undated Subordinated Debt Security is a Floating Rate Undated Subordinated Medium-Term Note, it will bear interest at a rate or rates determined by reference to one or more interest rate bases (each an “Interest Rate Basis”), which may be adjusted by adding to or subtracting from the Interest Rate Basis or Bases a Spread and/or by multiplying the Interest Rate Basis or Bases by a Spread Multiplier. The “Spread” is the number of basis points (one one-hundredth of a percentage point) specified on the face hereof to be added to or subtracted from the Interest Rate Basis or Bases applicable to this Undated Subordinated Debt Security, and the “Spread Multiplier” is the percentage of the Interest Rate Basis or Bases applicable to this Undated Subordinated Debt Security by which such Interest Rate Basis is or Bases are multiplied to determine the applicable interest rate on this Undated Subordinated Debt Security. “Index Maturity” is the period to Maturity of the instrument or obligation with respect to which the applicable Interest Rate Basis is or Bases are calculated.

If this Undated Subordinated Debt Security is a Floating Rate Undated Subordinated Medium-Term Note, unless otherwise specified above, one or more of the following Interest Rate Bases will be designated on the face hereof as applicable to this Undated Subordinated Debt Security: (a) the CD Rate (a “CD Rate Undated Subordinated Debt Security”), (b) the CMT Rate (a “CMT Rate Undated Subordinated Debt Security”), (c) the Commercial Paper Rate (a “Commercial Paper Rate Undated Subordinated Debt Security”), (d) the Eleventh District Cost of Funds Rate (an “Eleventh District Cost of Funds Rate Undated Subordinated Debt Security”), (e) EURIBOR (a “EURIBOR Undated Subordinated Debt Security”), (f) the Federal Funds Rate (a “Federal Funds Rate Undated Subordinated Debt Security”), (g) LIBOR (a “LIBOR Undated Subordinated Debt Security”), (h) the Prime Rate (a “Prime Rate Undated Subordinated Debt Security”), (i) the Treasury Rate (a “Treasury Rate Undated Subordinated Debt Security”), or (j) such other Interest Rate Basis or Bases or interest rate formula as is specified on the face hereof.

If this Undated Subordinated Debt Security is a Floating Rate Undated Subordinated Medium-Term Note, the face hereof will specify certain terms with respect to which such Floating Rate Undated Subordinated Medium-Term Note is being delivered, including: whether such Floating Rate Undated Subordinated Medium-Term Note is a “Regular Floating Rate Undated Subordinated Medium-Term Note,” a “Floating Rate/Fixed Rate Undated Subordinated Medium-Term Note” or an “Inverse Floating Rate Undated Subordinated Medium-Term Note,” the Fixed Rate Commencement Date, if applicable, Fixed Interest Rate, if applicable, Interest Rate Basis or Bases, initial interest rate, if any, Initial Interest Reset Date, Interest Reset Dates, Payment Dates, Index Maturity, Maximum Interest Rate and/or Minimum Interest Rate, if any, and Spread and/or Spread Multiplier, if any. If one or more of the applicable Interest Rate Bases is the CMT Rate, EURIBOR or LIBOR, the face of this Undated Subordinated Debt Security will also specify the Designated CMT Maturity Index and Designated CMT Reuters Page, the

Designated EURIBOR Page, or the Designated LIBOR Currency and Designated LIBOR Page, respectively, as such terms are defined below.

If this Undated Subordinated Debt Security is a Floating Rate Undated Subordinated Medium-Term Note, unless this Undated Subordinated Debt Security is designated as a “Floating Rate/Fixed Rate Undated Subordinated Medium-Term Note” or an “Inverse Floating Rate Undated Subordinated Medium-Term Note,” or as having an Addendum attached or having “Other/Additional Provisions” apply, in each case relating to a different interest rate formula, this Undated Subordinated Debt Security shall be a “Regular Floating Rate Undated Subordinated Medium-Term Note” and, except as described herein, will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Regular Floating Rate Undated Subordinated Medium-Term Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from and including the original issue date to but excluding the Initial Interest Reset Date will be the initial interest rate.

If, on the face hereof, this Undated Subordinated Debt Security is designated as a “Floating Rate/Fixed Rate Undated Subordinated Medium-Term Note,” then, unless otherwise specified on the face hereof, this Undated Subordinated Debt Security will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Floating Rate/Fixed Rate Undated Subordinated Medium-Term Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that (x) the interest rate in effect for the period, if any, from and including the original issue date to but excluding the Initial Interest Reset Date will be the initial interest rate; and (y) the interest rate in effect (the “Fixed Interest Rate”) for the period commencing on and including the date specified therefor on the face hereof (the “Fixed Rate Commencement Date”) to but excluding the Maturity Date shall be the interest rate so specified on the face hereof, or if no such rate is so specified, the interest rate in effect thereon on the day immediately preceding such Fixed Rate Commencement Date.

If, on the face hereof, this Undated Subordinated Debt Security is designated as an “Inverse Floating Rate Undated Subordinated Medium-Term Note” then, except as specified on the face hereof, this Undated Subordinated Debt Security will bear interest at the Fixed Interest Rate specified on the face hereof minus the rate determined by reference to the applicable Interest Rate Basis or Bases (i) plus or minus the applicable Spread, if any, and/or (ii) multiplied by the applicable Spread Multiplier, if any; provided, however, that unless otherwise specified on the face hereof, the interest rate thereon will not be less than zero per cent. Commencing on the Initial Interest Reset Date, the rate at which interest on such Inverse Floating Rate Undated Subordinated Medium-Term Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from and including the original issue date to but excluding the Initial Interest Reset Date will be the initial interest rate.

Unless otherwise specified on the face hereof, the interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as specified on the face hereof, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

If this Undated Subordinated Debt Security is a Floating Rate Undated Subordinated Medium-Term Note, unless otherwise specified above, the interest rate on this Undated Subordinated Debt Security will be reset daily, weekly, monthly, quarterly, semi-annually or annually or at such other intervals as are specified above (such type or period being the “Interest Reset Period” for this Undated Subordinated Debt Security), in each case as specified on the face hereof, and such interest rate will be reset on the dates specified on the face hereof (each date upon which interest will be reset an “Interest Reset Date”). Unless otherwise specified above, the Interest Reset Date will be, if this Undated Subordinated Debt Security resets daily, each Business Day; if this Undated Subordinated Debt Security resets weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Undated Subordinated Medium-Term Notes as to which the Treasury Rate is an applicable Interest Rate Basis which, will reset Tuesday of each week, except as specified below); if this Undated Subordinated Debt Security resets monthly, the third Wednesday of each month, other than Eleventh District Cost of Funds Rate Debt Securities, which will reset the first calendar day of each month; if this Undated Subordinated Debt Security resets quarterly, the third Wednesday of March, June, September and December of each year; if this Undated Subordinated Debt Security resets semi-annually, the third Wednesday of the two (2) months of each year specified on the face hereof; and, if this Undated Subordinated Debt Security resets annually, the third Wednesday of the month of each year specified on the face hereof; provided, however, that if this Undated Subordinated Debt Security is designated as a “Floating Rate/Fixed Rate Undated Subordinated Medium-Term Note,” the fixed rate of interest in effect for the period from the Fixed Rate Commencement Date until Maturity shall be the Fixed Interest Rate or the interest rate in effect on the Business Day immediately preceding the Fixed Rate Commencement Date, as specified on the face hereof, and no Interest Reset Date will occur after the applicable Fixed Rate Commencement Date. If any Interest Reset Date for this Undated Subordinated Debt Security would otherwise be a day that is not a Business Day, such Interest Reset Date will be subject to adjustment in accordance with the business day convention specified on the face hereof, which may be either the Floating Rate Convention, the Following Business Day Convention, the Modified Following Business Day Convention or the Preceding Business Day Convention as described under “Payment Dates” below.

As used herein, “Business Day” means, for any Undated Subordinated Debt Security, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in Ireland or The City of New York; for Undated Subordinated Debt Securities the payment of which is to be made in a Foreign Currency only, the day is also not a day on which commercial banks are authorized or required by law, regulation or executive order to close in the Principal Financial Center of the country of the denominated currency; for LIBOR Undated Subordinated Debt Securities only, the day is also a London Business Day, which means any day on which commercial banks are open for business (including dealings in the LIBOR currency) in London; and for EURIBOR Undated Subordinated Debt Securities and Undated Subordinated Debt Securities denominated in Euros only, the day is also a TARGET Business Day, which means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

“Principal Financial Center” means, unless otherwise defined on the face hereof, as applicable: the capital city of the country issuing the payment currency; or the capital city of the country to which the LIBOR currency relates; provided, however, that with respect to United States dollars, Australian dollars, Canadian dollars, Euros, South African rand and Swiss francs, the “Principal Financial Center” shall be The City of New York, Sydney and (solely in the case of the payment currency) Toronto, London (solely in the case of LIBOR currency) or Frankfurt am Main, Germany (or such Principal Financial Center or centers of any of the member states of the European Union that adopt the Euro), Johannesburg and Zurich, respectively.

The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined by the Calculation Agent as of the applicable Interest Determination Date and calculated on or prior to the Calculation Date. “Interest Determination Date” means with respect to a Commercial Paper Rate Undated Subordinated Debt Security (the “Commercial Paper Interest Determination Date”), a Federal Funds Rate Undated Subordinated Debt Security (the “Federal Funds Interest Determination Date”), and a Prime Rate Undated Subordinated Debt Security (the “Prime Rate Interest Determination Date”), the Business Day preceding each interest reset date; with respect to a CD Rate Undated Subordinated Debt Security (the “CD Interest Determination Date”), the Interest Determination Date will be the second Business Day preceding each interest reset date; with respect to a LIBOR Undated Subordinated Debt Security (the “LIBOR Interest Determination Date”), the Interest Determination Date will be the second London Business Day preceding each interest reset date; with respect to a CMT Rate Undated Subordinated Debt Security (the “CMT Interest Determination Date”), the Interest Determination Date will be the second U.S. Government Securities Business Day preceding each interest reset date; with respect to a EURIBOR Undated Subordinated Debt Security (the “EURIBOR Interest Determination Date”), the Interest Determination Date will be the second TARGET Business Day preceding each interest reset date; with respect to an Eleventh District Cost of Funds Rate Undated Subordinated Debt Security (the “Eleventh District Cost of Funds Interest Determination Date”), the Interest Determination Date will be the last working day of the month immediately preceding each interest reset date on which the Federal Home Loan Bank of San Francisco publishes the Eleventh District Cost of Funds Index; with respect to a Treasury Rate Undated Subordinated Debt Security (the “Treasury Rate Interest Determination Date”), the Interest Determination Date will be the day in the week in which the interest reset date falls on which day Treasury Bills normally would be auctioned (Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday) or, if no auction is held for a particular week, the first Business Day of that week. If, as a result of a legal holiday, an auction is held on the Friday of the week preceding the interest reset date, the related Interest Determination Date shall be such preceding Friday and if an auction shall fall on any interest reset date, then the interest reset date shall instead be the first Business Day immediately following the auction; and with respect to a Undated Subordinated Debt Security the interest rate of which is determined with reference to two (2) or more base rates, the Interest Determination Date will be the latest Business Day which is at least two (2) Business Days prior to the interest reset date for the Undated Subordinated Debt Security on which each base rate shall be determinable. Each base rate shall be determined and compared on that date, and the applicable interest rate shall take effect on the related interest reset date.

The “Interest Determination Date” pertaining to a Floating Rate Undated Subordinated Medium-Term Note the interest rate of which is determined by reference to two (2) or more Interest Rate Bases will be the most recent Business Day which is at least two (2) Business Days prior to the applicable Interest Reset Date for such Floating Rate Undated Subordinated Medium-Term Note on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined and compared as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

Notwithstanding the foregoing, if so specified on the face hereof, any Floating Rate Undated Subordinated Medium-Term Note may also have either or both of the following: (i) a maximum numerical interest rate limitation, or ceiling, on the rate of interest that may apply during any Interest Reset Period (the “Maximum Interest Rate”) and (ii) a minimum numerical interest rate limitation, or floor, on the rate of interest that may apply during any Interest Reset Period (the “Minimum Interest Rate”). In addition to any Maximum Interest Rate that may apply to any Floating Rate Undated Subordinated Medium-Term Note, the interest rate on Floating Rate Undated Subordinated Medium-Term Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified, or other applicable law.

If this Undated Subordinated Debt Security is a Floating Rate Undated Subordinated Medium-Term Note, except as provided herein, the date(s) on which interest on this Undated Subordinated Debt Security is payable will be on each date which falls at the end of the number of months or other period specified on the face hereof after the preceding Payment Date (or after the original issue date, in the case of the first such date) (each such day being a “Payment Date”). If any Payment Date, other than Maturity, for any Floating Rate Undated Subordinated Medium-Term Note would otherwise be a day that is not a Business Day, then, if the business day convention specified on the face hereof is:

(a)	the “Floating Rate Convention,” such Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day unless it would thereby fall into the next succeeding calendar month, in which event (1) such Payment Date (or other date) shall be brought forward to the next preceding Business Day and (2) each subsequent Payment Date (or other date) shall be the last Business Day in the month which falls the number of months or other period specified on the face hereof after the preceding applicable Payment Date (or other date) occurred; or

(b)	the “Following Business Day Convention,” such Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day; or

(c)	the “Modified Following Business Day Convention,” such Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day unless it would thereby fall into the next succeeding calendar month, in which event such Payment Date (or other date) shall be brought forward to the next preceding Business Day; or

(d)	the “Preceding Business Day Convention,” such Payment Date (or other date) shall be brought forward to the next preceding Business Day.

If the Maturity Date of a Floating Rate Undated Subordinated Medium-Term Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest, will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day.

All percentages resulting from any calculation on Floating Rate Undated Subordinated Medium-Term Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five or more one-millionths of a percentage point rounded upwards

(e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation on Floating Rate Undated Subordinated Medium-Term Notes will be rounded, in the case of U.S. dollars, to the nearest cent or, in the case of a Foreign Currency, to the nearest unit (with one-half cent or one-half unit being rounded upwards).

If this Undated Subordinated Debt Security is a Floating Rate Undated Subordinated Medium-Term Note, unless otherwise specified on the face hereof, each payment of interest on this Undated Subordinated Debt Security shall be the amount of interest accrued from and including the most recent Payment Date in respect of which interest has been paid or duly provided for, from and including the original issue date, but excluding the next succeeding Payment Date or Maturity.

Accrued Interest on a Floating Rate Undated Subordinated Medium-Term Note will be calculated by multiplying its principal amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the applicable Interest Period. Unless otherwise specified on the face hereof, as the case may be, the interest factor for each such day will be computed on the basis of a 360 day year of twelve 30 day months if the day count convention specified on the face hereof is “30/360” for the period specified thereunder, or by dividing the applicable per annum interest rate by 360 if the day count convention specified on the face hereof is “Actual/360” for the period specified thereunder, or by dividing the applicable per annum interest rate by the actual number of days in the year if the day count convention specified on the face hereof is “Actual/Actual” for the period specified thereunder. If no day count convention is specified on the face hereof, the interest factor for each day in the relevant Interest Period will be computed, in the case of Undated Subordinated Debt Securities for which an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate and Undated Subordinated Debt Securities denominated in Sterling, as if “Actual/Actual” has been specified therein and, in all other cases, as if “Actual/360” had been specified therein. Unless otherwise specified on the face hereof, the interest factor for Floating Rate Undated Subordinated Medium-Term Notes for which the interest rate is calculated with reference to two (2) or more Interest Rate Bases will be calculated in each period in the same manner as if only the applicable Interest Rate Basis specified on the face hereof applied.

Upon request of the Holder of any Floating Rate Undated Subordinated Medium-Term Note, the Calculation Agent will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Floating Rate Undated Subordinated Medium-Term Note. Unless otherwise specified on the face hereof, the “Calculation Date,” where applicable, pertaining to any Interest Determination Date is the date by which the applicable interest rate must be calculated and will be the earlier of (a) the tenth calendar day after the Interest Determination Date, or, if any such day is not a Business Day, the next succeeding Business Day and (b) the Business Day preceding the applicable interest payment date or Maturity Date, as the case may be. The determination of any interest rate by the Calculation Agent will be final and binding absent manifest error.

Upon request of the Holder of any Floating Rate Undated Subordinated Medium-Term Note, the Issuer will provide or procure the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next Interest Period with respect to such Floating Rate Undated Subordinated Medium-Term Note.

Unless otherwise specified on the face hereof, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

CD Rate Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a CD Rate Undated Subordinated Debt Security, it will bear interest at the interest rate (calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “CD Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Undated Subordinated Medium-Term Note for which the interest rate is determined with reference to the CD Rate (a “CD Rate Interest Determination Date”), the rate on such date for negotiable U.S. dollar certificates of deposit having the Index Maturity specified on the face hereof as published in H.15(519) (as defined below) under the heading “CDs (secondary market)” or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such CD Rate Interest Determination Date for negotiable U.S. dollar certificates of deposit of the Index Maturity specified on the face hereof as published in H.15 Daily Update (as defined below), or such other recognized electronic source used for the purpose of displaying such rate, under the caption “CDs (secondary market).” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Interest Determination Date, of three (3) leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for negotiable U.S. dollar certificates of deposit of major United States money banks with a remaining maturity closest to the Index Maturity specified on the face hereof in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

“H.15(519)” means the weekly statistical release designated as such, published by the Board of Governors of the Federal Reserve System (the “Board of Governors”) and available on their website at http://www.federalreserve.gov/releases/h15/update/h15upd.htm, or any successor site or publication.

“H.15 Daily Update” means the daily update of H.15(519), published by the Board of Governors and available at http://www.federalreserve.gov/releases/h15/update/h15upd.htm, or any successor site or publication.

CMT Rate Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a CMT Rate Undated Subordinated Debt Security, it will bear interest at the interest rate (calculated with reference to the CMT Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

(1)	if “Reuters T7501 Page” (as defined below) is specified on the face hereof:

(a)	the percentage equal to the yield for United States Treasury securities at “constant maturity” having the Designated CMT Maturity Index specified on the face hereof as published in H.15(519) under the caption “Treasury Constant Maturities,” as the yield is displayed on Reuters (or any successor service) on page Reuters T7501 (or any other page as may replace the specified page on that service) (“Reuters T7501 Page”), on the particular CMT Rate Interest Determination Date, or

(b)	if the rate referred to in clause (a) does not so appear on the Reuters T7501 Page, the percentage equal to the yield for United States Treasury securities at “constant maturity” having the particular Designated CMT Maturity Index and for the particular CMT Rate Interest Determination Date as published in H.15(519) under the caption “Treasury Constant Maturities,” or

(c)	if the rate referred to in clause (b) does not so appear in H.15(519), the rate on the particular CMT Rate Interest Determination Date for the period of the particular Designated CMT Maturity Index as may then be published by either the Federal Reserve System Board of Governors or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519), or

(d)	if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three (3) leading primary United States government securities dealers in The City of New York (which may include the Dealers or their affiliates) (each, a “Reference Dealer”), selected by the Calculation Agent from five (5) Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than one (1) year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e)	if fewer than five (5) but more than two (2) of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f)	if fewer than three (3) prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield-to-maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three (3) Reference Dealers selected by the Calculation Agent from five (5) Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(g)	if fewer than five (5) but more than two (2) prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations will be eliminated, or

(h)	if fewer than three (3) prices referred to in clause (f) are provided as requested, the CMT Rate in effect on the particular CMT Rate Interest Determination Date;

If two (2) such United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index have remaining terms to maturity equally close to such Designated CMT Maturity Index, the quotes for the Treasury Security with the shorter original term to maturity will be used.

(2)	if the “Reuters T7052 Page” (as defined below) is specified on the face hereof:

(a)	the percentage equal to the one-week or one-month, as specified on the face hereof, average yield for United States Treasury securities at “constant maturity” having the Designated CMT Maturity Index as published in H.15(519) opposite the caption “Treasury Constant Maturities,” as the yield is displayed on Reuters on page Reuters T7052 Page (or any other page as may replace the specified page on that service) (“Reuters T7052 Page”), for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT Rate Interest Determination Date falls, or

(b)	if the rate referred to in clause (a) does not so appear on the Reuters T7052 Page, the percentage equal to the one-week or one-month, as applicable, average yield for United States Treasury securities at “constant maturity” having the particular Designated CMT Maturity Index and for the week or month, as applicable, preceding the particular CMT Rate Interest Determination Date as published in H.15(519) opposite the caption “Treasury Constant Maturities,” or

(c)	if the rate referred to in clause (b) does not so appear in H.15(519), the one-week or one-month, as applicable, average yield for United States Treasury securities at “constant maturity” having the particular Designated CMT Maturity Index as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT Rate Interest Determination Date falls, or

(d)	if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three (3) Reference Dealers selected by the Calculation Agent from five (5) Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e)	if fewer than five (5) but more than two (2) of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f)	if fewer than three (3) prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield-to-maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three (3) Reference Dealers selected by the Calculation Agent from five (5) Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at the time, or

(g)	if fewer than five (5) but more than two (2) prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest or the lowest of the quotations will be eliminated, or

(h)	if fewer than three (3) prices referred to in clause (f) are provided as requested, the CMT Rate in effect on that CMT Rate Interest Determination Date;

If two (2) such United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index specified on the face hereof have remaining terms to maturity equally close to the particular Designated CMT Maturity Index, the quotes for the United States Treasury Securities with the shorter original term to maturity will be used.

“Designated CMT Maturity Index” means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified on the face hereof with respect to which the CMT Rate will be calculated.

Commercial Paper Rate Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a Commercial Paper Rate Undated Subordinated Debt Security, it will bear interest at the rate (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Commercial Paper Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Undated Subordinated Medium-Term Note for which the interest rate is determined with reference to the Commercial Paper Rate (a “Commercial Paper Rate Interest Determination Date”), the Money Market Yield (as defined below) or such date of the rate for commercial paper having the Index Maturity specified on the face hereof as published in H.15(519) under the caption “Commercial Paper-Nonfinancial” or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Money Market Yield on such Commercial Paper Rate Interest Determination Date for commercial paper having the Index Maturity specified on the face hereof as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption “Commercial Paper-Nonfinancial.” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three (3) leading dealers of U.S. dollar commercial paper in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for commercial paper having the Index Maturity specified on the face hereof placed for industrial issuers whose bond rating is “Aa,” or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

“Money Market Yield” means a yield (expressed as a percentage) calculated in accordance with the following formula:

Money Market Yield =	D x 360	x 100
360 – (D x M)

where “D” refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the applicable Interest Reset Period.

Eleventh District Cost of Funds Rate Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is an Eleventh District Cost of Funds Rate Undated Subordinated Debt Security, it will bear interest at the rate (calculated with reference to the Eleventh District Cost of Funds Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Eleventh District Cost of Funds Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Undated Subordinated Medium-Term Note for which the interest rate is determined with reference to the Eleventh District Cost of Funds Rate (an “Eleventh District Cost of Funds Rate Interest Determination Date”), the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such Eleventh District Cost of Funds Rate Interest Determination Date falls as specified opposite the caption “11th Dist COFI” on the display on Reuters (or any successor service) on page COFI/ARMS (or any other page as may replace such page on such service) (“COFI/ARMS”) as of 11:00 A.M., San Francisco time, on such Eleventh District Cost of Funds Rate Interest Determination Date. If such rate does not appear on the COFI/ARMS Page on such Eleventh District Cost of Funds Rate Interest Determination Date, then the Eleventh District Cost of Funds Rate on such Eleventh District Cost of Funds Rate Interest Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the “Index”) by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date. If the FHLB of San Francisco fails to announce the Index on or prior to such Eleventh District Cost of Funds Rate Interest Determination Date for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date, the Eleventh District Cost of Funds Rate determined as of such Eleventh District Cost of Funds Rate Interest Determination Date will be the Eleventh District Cost of Funds Rate in effect on such Eleventh District Cost of Funds Rate Interest Determination Date; provided, that if no Eleventh District Cost of Funds Rate was in effect on such Interest Determination Date, the rate on such Floating Rate Undated Subordinated Medium-Term Note for the following Interest Reset Period shall be the initial interest rate.

EURIBOR Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a EURIBOR Undated Subordinated Debt Security, it will bear interest at the interest rate (calculated with reference to EURIBOR and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “EURIBOR” means the rate determined in accordance with the following provisions:

(i)

With respect to any Interest Determination Date relating to a Floating Rate Undated Subordinated Medium-Term Note for which the interest rate is determined with reference to EURIBOR (a “EURIBOR Interest Determination Date”), EURIBOR will be the rate for deposits in Euro as sponsored, calculated and published jointly by the European

Banking Federation and ACI – The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing these rates, having the Index Maturity as specified on the face hereof, commencing on the applicable Interest Reset Date, that appears on Reuters on page EURIBOR01 (or any other page as may replace such page on such service) (“Reuters Page EURIBOR01”) as of 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date; or if no such rate so appears, EURIBOR on such EURIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii)	With respect to a EURIBOR Interest Determination Date on which no rate appears on the Reuters Page EURIBOR01 as specified in Clause (i) above, the Calculation Agent will request the principal Euro-zone office of each of four major reference banks (which may include the dealers or their affiliates) in the Euro-zone interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in Euro for the period of the Index Maturity specified on the face hereof, commencing on the applicable Interest Reset Date, to prime banks in the Euro-zone interbank market at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date and in a principal amount not less than the equivalent of U.S.$1,000,000 in Euros that is representative for a single transaction in Euro in such market at such time. If at least two (2) such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of such quotations.

(iii)	If fewer than two (2) such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date by four major banks (which may include the Dealers or their affiliates) in the Euro-zone selected by the Calculation Agent for loans in Euro to leading European banks, having the Index Maturity specified on the face hereof, commencing on that Interest Reset Date and in a principal amount not less than the equivalent of U.S.$1,000,000 in Euros that is representative for a single transaction in Euro in such market at such time.

(iv)	If the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, EURIBOR determined as of such EURIBOR Interest Determination Date will be EURIBOR in effect on such EURIBOR Interest Determination Date.

“Euro-zone” means the region comprised of member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty of the European Union.

Federal Funds Rate Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a Federal Funds Rate Undated Subordinated Debt Security, it will bear interest at the interest rate (calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Federal Funds Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Undated Subordinated Medium-Term Note for which the interest rate is determined with reference to the Federal Funds Rate (a “Federal Funds Rate Interest Determination Date”), if

“Federal Funds (Effective) Rate” is the specified Federal Funds Rate on the face hereof, the Federal Funds Rate as of the Federal Funds Rate Interest Determination Date shall be the rate with respect to such date for U.S. dollar federal funds as published in H.15(519) opposite the heading “Federal funds (effective)” and that appears on Reuters (or any successor service) on Reuters Page FEDFUNDS 1 (or any other page as may replace such page on such service) under the heading “EFFECT,” or, if such rate does not appear on Reuters Page FEDFUNDS 1 or is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate with respect to such Federal Funds Rate Interest Determination Date for U.S. dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, opposite the caption “Federal funds (effective).” If such rate does not appear on Reuters Page FEDFUNDS 1 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate with respect to such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight U.S. dollar federal funds arranged by three (3) leading brokers of U.S. dollar federal funds transactions in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on the Business Day following such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date, or if no Federal Funds Rate was in effect on such interest Determination Date, the rate on such Floating Rate Undated Subordinated Medium-Term Note for the following Interest Reset shall be the Initial Interest Date.

LIBOR Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a LIBOR Undated Subordinated Debt Security, it will bear interest at the interest rate (calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “LIBOR” means the rate determined in accordance with the following provisions:

(i)	With respect to any Interest Determination Date relating to a Floating Rate Undated Subordinated Medium-Term Note for which the interest rate is determined with reference to LIBOR (a “LIBOR Interest Determination Date”), LIBOR will be the rate for deposits in the Designated LIBOR Currency for a period of the Index Maturity specified on the face hereof, commencing on the applicable Interest Reset Date that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date, or if no such rate so appears, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii)

With respect to a LIBOR Interest Determination Date on which no rate appears on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks (which may include the Dealers or their affiliates) in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity specified on the face hereof, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M.,

London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two (2) such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two (2) such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three (3) major banks (which may include the Dealers or their affiliates) in such Principal Financial Center selected by the Calculation Agent for loans in the Designated LIBOR Currency to leading European banks, having the Index Maturity specified on the face hereof, commencing on that Interest Reset Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date or, if no LIBOR rate was in effect on such Interest Determination Date, the rate on such Floating Rate for the following Interest Reset Period shall be the initial interest rate.

“Designated LIBOR Currency” means the currency specified on the face hereof, as to which LIBOR shall be calculated or, if no such currency is specified on the face hereof, U.S. dollars.

“Designated LIBOR Page” means the display on the page specified on the face hereof (or any other page as may replace such page on such service), for the purpose of displaying the London interbank rates of major banks (which may include affiliates of the Distribution Agents) for the Designated LIBOR Currency.

Prime Rate Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a Prime Rate Undated Subordinated Debt Security, it will bear interest at the interest rate (calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Prime Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Undated Subordinated Medium-Term Note for which the interest rate is determined with reference to the Prime Rate (a “Prime Rate Interest Determination Date”), the rate on such date as such rate is published in H.15(519) opposite the caption “Bank Prime Loan” or, if not published prior to 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Prime Rate Interest Determination Date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, opposite the caption “Bank Prime Loan.” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Prime Rate shall be the arithmetic mean, as determined by the Calculation Agent, of the rates of interest publicly announced by each bank that appears on Reuters on page USPRIME1 (or any other page as may replace such page on such service for the purpose of displaying prime rates or base lending rates of major United States banks (“Reuters Page USPRIME1”)) as such bank’s prime rate or base lending rate as of 11:00 A.M., New York City time, on such Prime Rate Interest Determination Date. If fewer than four such rates so appear on Reuters Page

USPRIME1 for such Prime Rate Interest Determination Date by 3:00 P.M., New York City time on the related Calculation Date, then the Prime Rate shall be the arithmetic mean calculated by the Calculation Agent of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by three (3) major banks (which may include the Dealers or their affiliates) in New York City selected by the Calculation Agent; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date or, if no Prime Rate was in effect on such Prime Rate Interest Determination Date, the rate on such Floating Rate Undated Subordinated Medium-Term Note for the following Interest Reset Period shall be the initial interest rate.

Treasury Rate Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is a Treasury Rate Undated Subordinated Debt Security, it will bear interest at the interest rate (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Treasury Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Undated Subordinated Medium-Term Note for which the interest rate is determined by reference to the Treasury Rate (a “Treasury Rate Interest Determination Date”), the rate from the auction held on such Treasury Rate Interest Determination Date (the “Auction”) of direct obligations of the United States (“Treasury Bills”) having the Index Maturity specified on the face hereof under the caption “INVESTMENT RATE” on the display on Reuters (or any successor service) on page USAUCTION 10 (or any other page as may replace such page on such service) (“Reuters Page USAUCTION 10”) or page USAUCTION 11 (or any other page as may replace such page on such service) (“Reuters Page USAUCTION 11”) or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield (as defined below) of the auction rate for such Treasury Bills as announced by the U.S. Department of the Treasury. In the event that the auction rate of Treasury Bills having the Index Maturity specified on the face hereof is not so announced by the U.S. Department of the Treasury, or if no such Auction is held, then the Treasury Rate will be the Bond Equivalent Yield of the rate on such Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified on the face hereof as published in H.15(519) under the caption “U.S. Government securities/Treasury bills/secondary market” or, if not yet published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Treasury Rate Interest Determination Date of such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption “U.S. Government securities/Treasury bills/secondary market.” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Treasury Rate will be calculated by the Calculation Agent and will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three (3) leading primary U.S. government securities dealers (which may include the Dealers or their affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified on the face hereof; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date or, if no Treasury Rate was in effect on such Treasury Rate Interest Determination Date, the rate on such Floating Rate Undated Subordinated Medium-Term Note for the following Interest Reset Period shall be the initial interest rate.

“Bond Equivalent Yield” means a yield (expressed as a percentage) calculated in accordance with the following formula:

Bond Equivalent Yield =	D x N x 100	x 100
360 – (D x M)

where “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, “N” refers to 365 or 366, as the case may be, and “M” refers to the actual number of days in the applicable Interest Reset Period.

Other/Additional Provisions; Addendum

Any provisions with respect to the Undated Subordinated Debt Securities, including the specification and determination of one or more Interest Rate Bases, the calculation of the interest rate applicable to a Floating Rate Undated Subordinated Medium-Term Note, the Payment Dates, the Stated Maturity, any redemption or repayment provisions or any other term relating thereto, may be modified and/or supplemented as specified under “Other/Additional Provisions; Addendum” on the face hereof, provided that the provisions relating to maturity, redemption, repayment and Events of Default shall not be so capable of modification under “Other/Additional Provisions: Addendum” on the face hereof, unless the prior written consent of the Irish Financial Regulator has been obtained or is for the purpose of correcting a manifest error.

Indexed Undated Subordinated Debt Securities

If this Undated Subordinated Debt Security is an “Indexed Undated Subordinated Debt Security” with the amount of principal, premium and/or interest payable in respect thereof to be determined with reference to the price or prices of specified commodities or stocks, to the exchange rate of one or more designated currencies relative to an indexed currency or to other items, in each case as specified on the face hereof, information as to the method for determining the amount of principal, premium, if any, and/or interest, if any, payable in respect of Indexed Undated Subordinated Debt Securities, certain historical information with respect to the specified indexed item and any material tax considerations associated with an investment in Indexed Undated Subordinated Debt Securities will be specified on the face hereof. In certain cases, a Holder of an Indexed Undated Subordinated Debt Security may receive a principal payment on Maturity that is greater than or less than the principal amount of such Indexed Undated Subordinated Debt Securities depending upon the relative value on Maturity of the specified indexed item.

Unless otherwise stated on the face hereof, in the event that the principal, premium and/or interest, if any, or any other amount payable in respect of any Undated Subordinated Debt Security is to be determined by means of quotations obtained from major banks or other relevant sources, such quotations will be requested on the basis of a representative amount of a normal single transaction in the relevant market and at the relevant time for such quotation.

Redemption and Repurchase

This Undated Subordinated Debt Security is undated and, accordingly, has no Stated Maturity and, unless otherwise stated on the face hereof, may not be redeemed or repaid except in accordance with the certain provisions set forth in the Undated Subordinated Debt Securities Indenture.

The Undated Subordinated Debt Securities may be redeemed, subject to any other terms specified on the face hereof, as a whole or in part, at the option of the Issuer, upon not more than sixty (60) days’ or in the case of partial redemption, forty-five (45) days’, and not less than thirty (30) days’, prior notice to the Holders of the Undated Subordinated Debt Securities, at a Redemption Price equal to 100% of the principal amount hereof (or if such Undated Subordinated Debt Security is an Indexed Undated Subordinated Debt Security, at the Redemption Price specified on the face hereof) (and premium, if any, thereon), together with interest and Arrears of Interest accrued, if any, to the date fixed for redemption if (i) the Issuer is required to issue definitive Undated Subordinated Debt Securities; and, as a result, is or would be required to pay Additional Amounts, (ii) as a result of any change in, or amendment to, the laws or regulations of a Taxing Jurisdiction, , including any treaty to which the Taxing Jurisdiction is a party, or any change in the official application or interpretation of such laws or regulations, including a decision of any court or tribunal, which change or amendment becomes effective on or after the date on which agreement is reached to issue a series of Undated Subordinated Debt Securities (and, in the case of a successor entity, which becomes effective on or after the date of that entity’s assumption of the Issuer’s obligations), the Issuer (or any successor entity) is or would be required to pay Additional Amounts to Holders or (iii) the Issuer (or any successor entity) would not be entitled to claim a deduction in respect of payments in computing its taxation liabilities.

Partial Redemption

In the case of any partial redemption of this Undated Subordinated Debt Security, and subject to any other terms specified on the face hereof, this Undated Subordinated Debt Security shall be selected either by the Trustee individually by lot in accordance with the procedures of the Depository not more than sixty (60) days prior to the Redemption Date from the outstanding Undated Subordinated Debt Securities not previously called for redemption or in such other manner as may be agreed by the Issuer and the Holders.

Payment of Additional Amounts

The Issuer will pay any amounts to be paid on any series of Undated Subordinated Debt Securities without deduction or withholding for, or on account of, any and all present or future tax income, stamp and other taxes, levis imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by of on behalf of Ireland or any political subdivision or authority of Ireland that has the power to tax, unless the deduction or withholding is required by law. The Issuer will pay the Additional Amounts of, or in respect of, the principal of (including final redemption amount, initial redemption amount or early redemption amount, if any, and interest and Arrears of Interest, if any, on the Undated Subordinated Debt Securities that are necessary so that the net amounts paid to the Holders, after the deduction or withholding, shall equal the amounts which would have been payable had not such deduction or withholding been required. However, the Issuer will not pay Additional Amounts in certain circumstances, as specified in Section 10.4 the Undated Subordinated Debt Securities Indenture or on the face hereof.

If so specified on the face hereof, except as provided below, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Undated Subordinated Debt Security denominated in a Foreign Currency will be made in U.S. dollars (as specified below). If the Holder of such Undated Subordinated Debt Security on the relevant Regular Record Date or at Maturity, if any, as the case may be, requests payments in a Foreign Currency, the Holder shall transmit a written request for such payment to any Paying Agent with respect to such Undated Subordinated Debt Security appointed by the Issuer. at its principal office on or prior to such Regular Record Date or the date fifteen (15) days prior to Maturity, if any, as the case may be. Such request may be delivered by mail, by hand or by cable or any other form of facsimile transmission. Any such request made with respect to any Undated Subordinated Debt Security by a Holder will remain in effect with respect to any further payments of principal, and premium, if any, and interest and Arrears of Interest, if any, with respect to such Undated Subordinated Debt Security payable to such Holder, unless such request is revoked by written notice received by such Paying Agent on or prior to the relevant Regular Record Date or the date fifteen (15) days prior to Maturity, if any, as the case may be (but no such revocation may be made with respect to payments made on any such Undated Subordinated Debt Security if an Event of Default has occurred with respect thereto or upon the giving of a notice of redemption). Holders of Undated Subordinated Debt Securities denominated in a Foreign Currency whose Undated Subordinated Debt Securities are registered in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in a Foreign Currency may be made.

The U.S. dollar amount to be received by a Holder of a Undated Subordinated Debt Security denominated in a Foreign Currency who elects to receive payments in U.S. dollars will be based on the highest indicated bid quotation for the purchase of U.S. dollars in exchange for the payment currency obtained by the Currency Determination Agent (as defined below) at approximately 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date (the “Conversion Date”) from the bank composite or multicontributor pages of the Quoting Source for three (3) (or two (2) if three (3) are not available) major banks in New York City. The first three (3) (or two (2)) such banks selected by the Currency Determination Agent which are offering quotes on the Quoting Source will be used. If fewer than two (2) such bid quotations are available at 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date, such payment will be based on the Market Exchange Rate as of the second Business Day next preceding the applicable payment date. If the Market Exchange Rate for such date is not then available, such payment will be made in the payment currency. As used herein, the “Quoting

Source” means Reuters Monitor Foreign Exchange Service, or if the Currency Determination Agent determines that such service is not available, such comparable display or other comparable manner of obtaining quotations as shall be agreed between the Issuer and the Currency Determination Agent. All currency exchange costs associated with any payment in U.S. dollars on any such Undated Subordinated Debt Security will be borne by the Holder hereof by deductions from such payment. The currency determination agent (the “Currency Determination Agent”), if any, with respect to this Undated Subordinated Debt Security will be specified on the face hereof.

If this Undated Subordinated Debt Security is denominated in a Foreign Currency and the payment currency for this Undated Subordinated Debt Security is not available for the required payment of principal, premium, if any, and/or interest and Arrears of Interest, if any, in respect thereof due to the imposition of exchange controls or other circumstances beyond the control of the Issuer, the Issuer will be entitled to satisfy its obligations to the Holder hereof by making such payment in U.S. dollars on the basis of the Market Exchange Rate, computed by the Currency Determination Agent, on the second Business Day prior to such payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate, or as otherwise specified on the face hereof. Any payment made in U.S. dollars under such circumstances where the required payment was to be in a Foreign Currency will not constitute an Event of Default under Section 5.1 of the Undated Subordinated Debt Securities Indenture.

“Market Exchange Rate” means, with respect to the authorized denominations of any Undated Subordinated Debt Security denominated in Foreign Currency, the amount of the payment currency for such Undated Subordinated Debt Security equivalent, as determined by the noon dollar buying rate in New York City by the Federal Reserve Bank of New York for the day immediately preceding the date of issuance.

All determinations referred to above made by the Currency Determination Agent shall be at its sole discretion and in accordance with its normal operating procedures and shall, in the absence of manifest error, be conclusive for all purposes and binding on all Holders and beneficial owners of this Undated Subordinated Debt Security.

Unless otherwise specified on the face hereof, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Undated Subordinated Debt Security to be made in Foreign Currency will be made by check mailed to the address of the person entitled thereto as such address appears in the Undated Subordinated Debt Securities Register or by wire transfer to such account with a bank located in a jurisdiction acceptable to the Issuer and the Trustee, as shall have been designated at least fifteen (15) days prior to the Payment Date or Maturity, if any, as the case may be, by the Holder of such Undated Subordinated Debt Security on the relevant Regular Record Date or at Maturity, if any, provided that, in the case of payment of principal of, and premium, if any, and interest and Arrears of Interest, if any, due at Maturity, if any, the Undated Subordinated Debt Security is presented to any Paying Agent with respect to such Undated Subordinated Debt Security appointed by the Issuer in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures. Such designation shall be made by filing the appropriate information with the Trustee at its Corporate Trust Office, and, unless revoked, any such designation made with respect to any Undated Subordinated Debt Security by a Holder will remain in effect with respect to any further payments with respect to such Undated Subordinated Debt Security payable to such Holder. If a payment with respect to any such Undated Subordinated Debt Security cannot be made by wire transfer because the required designation has not been received by the Trustee on or before the requisite date or for any other reason, a notice will be mailed to the Holder at its registered address requesting a designation pursuant to which such wire transfer can be made and, upon the Trustee’s receipt of such a designation, such payment will be made within fifteen (15) days of such receipt. The Issuer will pay any administrative costs imposed by banks in connection with making payments by wire transfer but any tax assessment or governmental charge imposed upon payments will be borne by the Holders of such Undated Subordinated Debt Securities in respect of which such payments are made.

If at any time an order is made or an effective resolution is passed for the winding-up in Ireland of the Issuer (except in the case of a solvent winding-up solely for the purpose of a reconstruction or amalgamation or the substitution of the Issuer by a successor, the terms of which reconstruction, amalgamation or substitution (i) have been previously approved by the Trustee in writing or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Undated Subordinated Debt Securities and (ii) do not provide that the Undated Subordinated Debt Securities shall thereby become repayable), or in a Permitted Reorganization or if the Issuer is in examination, there shall be payable on each Undated Subordinated Debt Security (in lieu of any other payment, but subject to the subordination provisions of the Undated Subordinated Debt Securities Indenture), the amounts payable on the Undated Subordinated Debt Securities (in lieu of any other payment but subject to the subordination provisions in the Undated Subordinated Debt Securities Indenture) will be such amount, if any, as would have been payable to the Holder thereof if, on the day prior to the commencement of the winding-up or such examination and thereafter, Holders of such Undated Subordinated Debt Securities were the holders of a class of preference stock or shares in the capital of the Issuer having a preferential right to a return of assets in the winding-up or such examination over the holders of all classes of stock or shares for the time being in the share capital of the Issuer on the assumption that such preference shares were entitled to receive (to the exclusion of other rights or privileges) as a return of capital in such winding-up or such examination an amount equal to the principal amount of such Undated Subordinated Debt Security together with premium, if any, any interest and Arrears of Interest which has accrued to the date of repayment (as provided in the Undated Subordinated Debt Securities Indenture) in respect thereto.

If an Event of Default of this series shall occur and be continuing, the principal of all of the Undated Subordinated Debt Securities of this series may be declared due and payable in the manner and with the effect provided in the Undated Subordinated Debt Securities Indenture. If an Event of Default with respect to Undated Subordinated Debt Securities of this series as specified in the Undated Subordinated Debt Securities Indenture occurs and is continuing, the Trustee may pursue certain remedies as specified in the Undated Subordinated Debt Securities Indenture. The Holders of Undated Subordinated Debt Securities of this series may waive certain Events of Default as permitted by the Undated Subordinated Debt Securities Indenture, except an Event of Default in the payment of principal of (or premium, if any, on) or interest or Arrears of Interest, if any, on any of the Undated Subordinated Debt Securities or with respect to a covenant or provision which under the Undated Subordinated Debt Securities Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Undated Subordinated Debt Security. Any such consent or waiver by the

Holder of this Undated Subordinated Debt Security shall be conclusive and binding upon such Holder and upon all future Holders of this Undated Subordinated Debt Security and of any Undated Subordinated Debt Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Undated Subordinated Debt Security or such other Undated Subordinated Debt Securities.

The Undated Subordinated Debt Securities Indenture contains provisions permitting the Issuer and the Trustee (i) without the consent of the Holders of any Undated Subordinated Debt Securities issued under the Undated Subordinated Debt Securities Indenture to execute supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any Holder of such Undated Subordinated Debt Security, and (ii) with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Undated Subordinated Debt Securities of each series of Undated Subordinated Debt Securities affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Undated Subordinated Debt Securities Indenture or of modifying in any manner the rights of Holders of Undated Subordinated Debt Securities under the Undated Subordinated Debt Securities Indenture; provided, that, with respect to certain provisions of the Undated Subordinated Debt Securities Indenture, no such supplemental indenture may be entered into without the consent of the Holder of each Outstanding Undated Subordinated Debt Security affected thereby.

The Undated Subordinated Debt Securities Indenture also permits the Holders of not less than a majority in aggregate principal amount of the Outstanding Undated Subordinated Debt Securities of each series to be affected on behalf of the Holders of all Undated Subordinated Debt Securities of such series, to waive compliance by the Issuer with certain restrictive provisions of the Undated Subordinated Debt Securities Indenture. Any such consent or waiver by the Holder of this Undated Subordinated Debt Security shall be conclusive and binding upon such Holder and upon all future Holders of this Undated Subordinated Debt Security and of any Undated Subordinated Debt Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Undated Subordinated Debt Security or such other Undated Subordinated Debt Securities.

No reference herein to the Undated Subordinated Debt Securities Indenture and no provision of this Undated Subordinated Debt Security or of the Undated Subordinated Debt Securities Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest, when due, on this Undated Subordinated Debt Security (including any Additional Amounts payable in accordance with the terms of this Undated Subordinated Debt Security and the Undated Subordinated Debt Securities Indenture) at the times, places and rates, and in the coin or currency, specified on the face hereof. However, the Undated Subordinated Debt Securities Indenture limits the Holder’s right to enforce the Undated Subordinated Debt Securities Indenture and this Undated Subordinated Debt Security.

As provided in the Undated Subordinated Debt Securities Indenture and subject to certain limitations specified therein and on the face hereof, the transfer of this Undated Subordinated Debt Security is registrable in the Undated Subordinated Debt Security Register, upon surrender of this Undated Subordinated Debt Security for registration of transfer at the office or agency of the Issuer in any place where the principal of (and premium, if any, on) and interest, if any, on this Undated Subordinated Debt Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the Holder hereof or such Holder’s attorney duly authorized in writing, and thereupon one or more new Undated Subordinated Debt Securities of this series of like tenor, of Authorized Denominations (as defined below) and for the same aggregate principal amount will be issued to the designated transferee or transferees.

Unless otherwise specified on the face hereof, Undated Subordinated Debt Securities will be issuable in minimum denominations of U.S.$750,000 and integral multiples of U.S.$1,000 in excess thereof for Undated Subordinated Debt Securities denominated in U.S. dollars (an “Authorized Denomination”). Undated Subordinated Debt Securities denominated in a Foreign Currency will have minimum denominations of the equivalent of $750,000 and integral multiples of $1,000 in excess thereof and in such denominations as are specified on the face hereof. Unless otherwise specified on the face hereof, the “Authorized Denomination” of any Undated Subordinated Debt Security denominated in a Foreign Currency will be the amount of the payment currency for such Undated Subordinated Debt Security equivalent, at the Market Exchange Rate on the first Business Day in New York City and the Principal Financial Center of the country issuing such currency next preceding the date on which the Issuer of such Undated Subordinated Debt Security accepts the offer to purchase such Undated Subordinated Debt Security, to U.S.$750,000 or such other minimum denomination as may be allowed or required from time to time by any relevant central bank or equivalent governmental body, however designated, or by any laws or regulations applicable to the Undated Subordinated Debt Securities or to such payment currency. Unless otherwise specified and in accordance with the Undated Subordinated Debt Securities Indenture, any Global Security issued and delivered to the Holder shall be issued in the form of units with at least $750,000 principal amount of such Global Security constituting one unit.

Except as otherwise provided for in the Undated Subordinated Debt Securities Indenture, no service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Undated Subordinated Debt Security for registration of transfer, the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Person in whose name this Undated Subordinated Debt Security is registered as the owner hereof for all purposes, whether or not this Undated Subordinated Debt Security is overdue, and none of the Issuer, the Trustee or any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

The subordination provisions of the Undated Subordinated Debt Securities Indenture applicable to this Undated Subordinated Debt Security will be governed by and construed in accordance with the laws of Ireland. All of the other provisions in the Undated Subordinated Debt Securities Indenture applicable to this Undated Subordinated Debt Security shall be governed by and construed in accordance with the laws of the State of New York.

SCHEDULE A

SCHEDULE OF PRINCIPAL AMOUNT

The initial principal amount of this Undated Subordinated Debt Security shall be $                    . The following decreases/increases in the principal amount of this Undated Subordinated Debt Security have been made:

Date of Decrease/ Increase	Decrease in Principal Amount at Maturity	Increase in Principal Amount at Maturity	Total Principal Amount at Maturity Following such Decrease/ Increase	Notation Made by or on Behalf of Trustee

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OPTION TO ELECT REPAYMENT

TO BE COMPLETED ONLY IF THIS UNDATED SUBORDINATED DEBT

SECURITY IS REPAYABLE AT THE OPTION OF THE HOLDER AND THE

HOLDER ELECTS TO EXERCISE SUCH RIGHTS

The undersigned hereby irrevocably requests and instructs the Issuer to repay the within Undated Subordinated Debt Security (or portion thereof specified below) pursuant to its terms at a price equal to 100% of the principal amount thereof (expressed as a percentage of the principal amount of the Undated Subordinated Debt Security together in the case of any such repayment with interest to the Repayment Date, to the undersigned at                                                              .

For the within Undated Subordinated Debt Security to be repaid at the option of the Holder, the Trustee must receive at its principal office, at least thirty (30) days but not more than sixty (60) days prior to the Repayment Date on which the within Undated Subordinated Debt Security is to be repaid, (i) the within Undated Subordinated Debt Security with this “Option to Elect Repayment” form duly completed or (ii) a telegram, facsimile transmission or a letter from a member of a national securities exchange, or the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States setting forth the name of the Holder of the Undated Subordinated Debt Security, the principal amount of the Undated Subordinated Debt Security, the principal amount of the Undated Subordinated Debt Security to be repaid, the certificate number or a description of the tenor and terms of the Undated Subordinated Debt Security, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Undated Subordinated Debt Security, together with the duly completed form entitled “Option to Elect Repayment” on the reverse of the Undated Subordinated Debt Security, will be received by the Trustee not later than the fifth Business Day after the date of such telegram, facsimile transmission or letter; provided, however, that such telegram, telex, facsimile transmission or letter shall only be effective if the within Undated Subordinated Debt Security with such form duly completed are received by the Trustee by such fifth Business Day.

If less than the entire principal amount of the within Undated Subordinated Debt Security is to be repaid, specify the portion thereof which the Holder elects to have repaid:                                    ; and specify the denomination or denominations (which shall be an Authorized Denomination) of the Undated Subordinated Debt Security or Undated Subordinated Debt Securities to be issued to the Holder for the portion of the within Undated Subordinated Debt Security not being repaid (in the absence of any specification, one such Undated Subordinated Debt Security will be issued for the portion not being repaid):                                     .

Dated:
NOTICE: The signature to this Option to Elect Repayment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever.

S-2

EXHIBIT A

FORM OF TRANSFER(*)

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR OTHER

IDENTIFYING NUMBER OF ASSIGNEE

                                                                                  /                                                                 /

_____________________________________________________________________________________________________________________________

_____________________________________________________________________________________________________________________________

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

_____________________________________________________________________________________________________________________________

the within Undated Subordinated Debt Security and all rights thereunder, hereby irrevocably constituting and appointing_______________________________________

attorney to transfer said Undated Subordinated Debt Security on the books of the Issuer, with full power of substitution in the premises.

Dated:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever.

SIGNATURE GUARANTEE:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

*/	This Form of Transfer may also be used to affect an exchange in accordance with the procedures described in the Undated Subordinated Debt Security to which Form of Transfer is attached.

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